Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
One American Road
Dearborn, Michigan 48126
May 31, 2006
VIA FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC
Second Amended Form S-3 Shelf Registration Statement,
File Nos. 333-132560 and 333-132560-01 (the “Registration Statement”)

Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Co-Registrants”) hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on March 17, 2006 and amended on May 8, 2006 and May 31, 2006 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 10:00 A.M. on Friday, June 2, 2006.
          The Co-Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Co-Registrants may not assert declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FORD CREDIT FLOORPLAN CORPORATION

By: /s/ Susan J. Thomas
Name: Susan J. Thomas
Title: Secretary

FORD CREDIT FLOORPLAN LLC

By: /s/ Susan J. Thomas
Name: Susan J. Thomas
Title: Secretary